HEETech, Inc.
Helios Energy Technologies, Inc.
4 West Avenue, LeRoy, New York  14482
Telephone  716-768-8915     Fax  716-768-9209

May 17, 2001

VIA EDGAR, FACSIMILE AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Helios Energy Technologies, Inc. Commission File No. 333-56030; Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Helios Energy Technologies, Inc. hereby respectfully requests that the Commission issue an order granting the immediate withdrawal of its entire Registration Statement on Form SB-2, together will all exhibits thereto, Commission File No. 333-56030, (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 22, 2001 and has not been declared effective.

Pursuant to the Registration Statement, Helios Energy Technologies, Inc. proposed to register 1,300,000 shares of its $.01 par value common stock for issuance to the public with a proposed maximum offering price of $6,500,000.

The proposed offering was to be a direct public offering by way of the Internet, without utilization of an underwriter. The company believes that current market circumstances are not sufficiently attractive to warrant proceeding with a direct public offering without an underwriter at this time.

Securities and Exchange Commission
Division of Corporate Finance
May 17, 2001

No securities were offered or sold, nor will any securities be offered or sold, in connection with the offering. Helios Energy Technologies, Inc. may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions regarding the foregoing application for withdrawal, please contact Richard B. Sullivan, outside counsel of Helios Energy Technologies, Inc., at (716) 232-3730.

Sincerely,

/S/ MARK NICODEMUS

Helios Energy Technologies, Inc.

Mark Nicodemus, President